

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 27, 2020

Tim Burns
Chief Financial Officer
Ideal Power Inc.
4120 Freidrich Lane
Suite 100
Austin, Texas, 78744

      Re: Ideal Power Inc.
          Registration Statement on Form S-3
          Filed November 20, 2020
          File No. 333-250844

Dear Mr. Burns:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Asia Timmons-Pierce at 202-551-3754 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Manufacturing